Campbell Mithun Tower
222 South Ninth Street
Suite 2000
Minneapolis, MN 55402-3338

Tel (612) 607-7000  Fax (612) 607-7100

www.foxrothschild.com

March 12, 2019

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Sasha Parikh, Sharon Blume, Dorrie Yale and Suzanne Hayes

Re:	St. Renatus, LLC Amendment No. 3 to Preliminary Offering Statement on Form 1-A Filed March 1, 2019 File No. 024-10920

Ladies and Gentlemen:

This letter is submitted on behalf of St. Renatus, LLC (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended preliminary offering statement filed on March 1, 2019 (“Form 1-A”), as set forth in the Staff’s letter dated March 6, 2019 to Frank Ramirez, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 4 to Form 1-A, which includes changes to reflect responses to the Staff’s comments.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form 1-A amendment 3 filed February 12, 2019

Unaudited Historical and Pro Forma Financial Statements, page 37

U.S. Securities and Exchange Commission

March 12, 2019

1.

In the first sentence of your introductory discussion, please revise to correctly state the unaudited pro forma financial statements of St. Renatus and Apollonia that are presented (i.e. balance sheet for the period ended June 30, 2018 and related statements of operations as of June 30, 2018 and December 31, 2017).

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

2.

In the second paragraph to your introductory discussion, please confirm to us and revise to state that the unaudited pro forma condensed statement of operations for the six months ending June 30, 2018 and the year ending December 31, 2017 assume the merger was completed on January 1, 2017 not January 1, 2018.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments and hereby confirms to the Staff that the unaudited pro forma condensed statement of operations for the six months ending June 30, 2018 and the year ending December 31, 2017 assume the merger was completed on January 1, 2017 not January 1, 2018.

3.

Please reconcile for us the Accounts Payable and Accrued Liabilities line item of $2,793,713 indicated in Part 1 of this offering statement to $4,031 million as indicated in your June 30, 2018 Unaudited Condensed Consolidated Balance Sheet line item ' Accounts Payable and Accrued Expenses ' in Annex C.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

4.	With regards to your unaudited financial statements presented in Annex C, please address the following:

●

For the period ended June 30, 2018, revise the balance sheet to remove the June 30, 2017 financial information as this is not required and present the end of the preceding fiscal year (i.e. December 31, 2017) financial information. Refer to Rule 8-03(a)(1) of Regulation S-X.

●	Revise the related disclosures throughout the filing accordingly.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

U.S. Securities and Exchange Commission

March 12, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7330 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brett R. Hanson

Brett R. Hanson

cc:     Frank Ramirez, President and Chief Executive Officer of the Company